

02003258

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC MAIL PROCESSING
RECEIVED
FEB 26 2002


SEC FILE NUMBER
8- 16566

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A.R. SCHMEIDLER & CO., INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10017-2416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter G. Kandel, Jr. V.P. 212-687-9800
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIPSKY, GOODKIN & CO., P.C.
(Name — *if individual, state last, first, middle name*)

120 WEST 45TH STREET (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, PETER G. KANDEL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.R. SCHMEIDLER & CO., INC., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to before me this 22nd day of Feb, 2002

Notary Public

Signature

VICE PRESIDENT - TREASURER

Title

JOEL B. LIPSKY
Notary Public, State of New York
No. 60-4680044
Qualified in Westchester County
Commission Expires Jan. 31, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# A. R. SCHMEIDLER & CO., INC.

# FINANCIAL STATEMENTS

# AND SUPPLEMENTAL MATERIAL

# PER SEC RULE X-17A-5

# DECEMBER 31, 2001 AND 2000

(WITH INDEPENDENT AUDITORS' REPORT)

LIPSKY, GOODKIN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

A. R. SCHMEIDLER & CO., INC.

DECEMBER 31, 2001 AND 2000

## TABLE OF CONTENTS

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186
www.prohomepage.com/lgcpa

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N. Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
A. R. Schmeidler & Co., Inc.

We have audited the accompanying statements of financial condition of A. R. Schmeidler & Co., Inc. as of December 31, 2001 and 2000, and the related statements of operations, retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. R. Schmeidler & Co., Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipsky, Goodkin & Co., P.C.

February 20, 2002

A. R. SCHMEIDLER & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

| | Years Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| **ASSETS** | | |
| Cash | $ 29,857 | $ 11,164 |
| Receivable from brokers | 103,736 | 396,580 |
| Advisory fees receivable | 134 | 3,840 |
| Securities owned at fair value: | | |
| U.S. Treasury notes and bills | - | 101,625 |
| Stocks and corporate bonds | 8,194,762 | 8,874,679 |
| Accrued interest and dividends receivable | 15,718 | 12,252 |
| Property and equipment, at cost, net of accumulated depreciation ($295,068 in 2001 and $324,583 in 2000) | 29,986 | 40,858 |
| Other assets | 42,409 | 24,108 |
| TOTAL ASSETS | $8,416,602 | $ 9,465,106 |

LIABILITIES AND SHAREHOLDERS' EQUITY

| | 2001 | 2000 |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ 67,507 | $ 162,818 |
| Payable due to broker | 653 | - |
| Securities sold, not yet purchased | 44,667 | 15,551 |
| Total liabilities | 112,827 | 178,369 |
| COMMITMENTS (Note 4) | | |
| SHAREHOLDERS' EQUITY | | |
| Common stock - $.01 par value - authorized 100,000 shares; issued and outstanding - 20,000 shares | 200 | 200 |
| Additional paid-in capital | 7,300 | 7,300 |
| Retained earnings | 8,296,275 | 9,279,237 |
| Total shareholders' equity | 8,303,775 | 9,286,737 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $8,416,602 | $ 9,465,106 |

See Notes to Financial Statements.

## A. R. SCHMEIDLER & CO., INC.

## STATEMENTS OF OPERATIONS

| | Years Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| REVENUES | | |
| Investment advisory fees | $ 3,997,292 | $4,242,674 |
| Commissions | 410,632 | 423,315 |
| Interest and dividends | 72,416 | 68,087 |
| Realized gain (loss) on investments | (68,307) | 1,424,946 |
| Unrealized loss on investments | (569,407) | (4,560,490) |
| Total revenues | 3,842,626 | 1,598,532 |
| EXPENSES | | |
| Employee compensation and benefits | 1,721,527 | 1,795,801 |
| Communications | 87,313 | 91,512 |
| Occupancy costs | 292,735 | 284,479 |
| Other operating expenses | 360,716 | 418,945 |
| Taxes other than income | 98,060 | 94,213 |
| Total expenses | 2,560,351 | 2,684,950 |
| INCOME (LOSS) BEFORE INCOME TAXES | 1,282,275 | (1,086,418) |
| New York City and State income taxes | 182,000 | 201,000 |
| NET INCOME (LOSS) FOR YEAR | $ 1,100,275 | $(1,287,418) |

See Notes to Financial Statements.

# A. R. SCHMEIDLER & CO., INC.

## STATEMENTS OF RETAINED EARNINGS

| | Years Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| ACCUMULATED ADJUSTMENTS ACCOUNT | | |
| Balance, January 1, | $ 4,418,517 | $ 2,686,682 |
| Income before unrealized loss | 1,669,682 | 3,273,072 |
| Distributions | (2,083,237) | (1,541,237) |
| Balance, December 31, | 4,004,962 | 4,418,517 |
| OTHER RETAINED EARNINGS | | |
| Balance, January 1, | 4,860,720 | 9,421,210 |
| Unrealized loss on investments | (569,407) | (4,560,490) |
| Balance, December 31, | 4,291,313 | 4,860,720 |
| RETAINED EARNINGS | $ 8,296,275 | $ 9,279,237 |

See Notes to Financial Statements.

A. R. SCHMEIDLER & CO., INC.

STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income (loss) | $1,100,275 | $ (1,287,418) |
| Adjustments to reconcile net income (loss) to cash provided by operating activities: | | |
| Unrealized loss on securities | 569,407 | 4,560,490 |
| Depreciation | 50,357 | 48,421 |
| Changes in: | | |
| Receivable from brokers | 292,844 | (359,333) |
| Advisory fees receivable | 3,706 | 3,616 |
| Securities owned (cost) | 211,872 | (818,391) |
| Interest and dividends receivable | (3,466) | (3,942) |
| Other assets | (18,301) | (8,379) |
| Payable to brokers | 653 | (602,482) |
| Accounts payable and accrued expenses | (95,311) | 45,763 |
| Securities sold, not yet purchased | 29,379 | 15,551 |
| Total adjustments | 1,041,140 | 2,881,314 |
| Net cash provided by operating activities | 2,141,415 | 1,593,896 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of property and equipment | (39,485) | (55,442) |
| Net cash used by investing activities | (39,485) | (55,442) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Distributions to shareholders | (2,083,237) | (1,541,237) |
| Net cash used by financing activities | (2,083,237) | (1,541,237) |
| Net increase (decrease) in cash | 18,693 | (2,783) |
| Cash - beginning of year | 11,164 | 13,947 |
| CASH - END OF YEAR | $ 29,857 | $ 11,164 |

See Notes to Financial Statements.

## NOTE 1 - ORGANIZATION

A. R. Schmeidler & Co., Inc. (the "Company") was incorporated in New York State in 1971 and is a broker dealer registered with the securities and exchange commission. Its principal source of income is derived from investment advisory fees.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

(a) Securities' Transactions

The Company records all of its transactions on an accrual basis for reporting purposes; security purchases and sales (and related commission revenue and expense) are reported as of the trade date and dividend income on the ex-dividend date.

(b) Security Valuation

Marketable securities are valued at fair value based upon the quoted market price for each security.

(c) Depreciation

Depreciation is provided by both the straight-line and accelerated method over the estimated useful lives of three to seven (3-7) years.

(d) Income Taxes

The Company and its shareholders' have elected to report as an S Corporation for Federal and New York State income tax purposes. Therefore, income taxes reflect primarily income tax due to New York City since the Company's income is passed through to the shareholders for Federal and State purposes. Deferred income taxes are immaterial and have not been provided for.

(e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

## NOTE 3 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

| | 2001 | 2000 |
|---|---|---|
| Cash paid during year for: | | |
| Interest | $ 15,243 | $ 50,436 |
| Income taxes | $186,710 | $112,521 |

## NOTE 4 - COMMITMENTS

In March, 2000, the Company extended its current lease from August 1, 2000 through July 31, 2002. The minimum annual rental under the renewal lease is $256,700 subject to increases in the landlord's operating expenses. Total rent expense was $283,047 and $273,811 for the years ended December 31, 2001 and 2000, respectively.

Future minimum rental commitments are payable as follows:

| | |
|---|---|
| Through July 31, 2002 | $149,742 |

The Company is contingently liable under an irrevocable letter of credit in the amount of $10,621 which has been assigned as security deposit for the Company's leased office space.

## NOTE 5 - CUSTOMER MANAGEMENT

The Company does not retain customer's cash and securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. However, if customers' checks or securities are received, the Company's personnel immediately deliver these checks and securities to the clearing broker.

## NOTE 6 - PROFIT SHARING PLAN

The Company has a profit-sharing plan covering substantially all full-time employees. Contributions of $45,000 and $66,000 for the years ended December 31, 2001 and 2000, respectively, were authorized and approved by the Board of Directors.

## NOTE 7 - CONCENTRATIONS

The Company is engaged in various investment securities transactions in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(a) Investment

Investment in four securities with a fair value of $4,323,361 represent 52.8% of the securities owned.

## NOTE 8 - NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2001 and 2000, the Company's net capital was computed to be $6,833,873 and $7,643,219 exceeding its minimum requirements of $100,000 by $6,733,873 and $7,543,219, respectively.

## NOTE 9 - FOCUS REPORT

A copy of the Company's Statement of Financial Condition as of December 31, 2001, pursuant to S.E.C. Rule 17a-5 is available for inspection at the Company's office at 555 Fifth Avenue, New York, New York 10017, and at the regional office of the Securities and Exchange Commission.

A. R. SCHMEIDLER & CO., INC.

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2001

A. R. SCHMEIDLER & CO., INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

IN ACCORDANCE WITH RULE 15c3-1 UNDER THE S.E.C. ACT OF 1934

DECEMBER 31, 2001

| | |
|---|---|
| NET CAPITAL | |
| Common stock | $ 200 |
| Additional paid-in capital | 7,300 |
| Retained earnings | 8,296,275 |
| | 8,303,775 |
| Less: Non-allowable assets | |
| | 83,129 |
| Net capital before haircuts on security position | 8,220,646 |
| HAIRCUTS ON SECURITIES: | |
| Investment securities | 1,386,773 |
| Net capital | $ 6,833,873 |
| AGGREGATE INDEBTEDNESS: | |
| Accounts payable and accrued expenses | $ 67,507 |
| Other - outstanding letter of credit | 10,621 |
| Total aggregate indebtedness | $ 78,128 |
| CAPITAL REQUIREMENTS | |
| Minimum dollars net capital required | $ 100,000 |
| 6-2/3% of aggregate indebtedness | $ 5,209 |
| Greater of capital requirements | $ 100,000 |
| Excess net capital | 6,733,873 |
| Net capital | $ 6,833,873 |

See Notes to Financial Statements.

A.R. SCHMEIDLER & CO., INC.

STATEMENT PURSUANT TO SEC

RULE 17A - 5(D)(4)

DECEMBER 31, 2001

The Company's focus report for the period ending December 31, 2001 is in agreement with our report dated February 20, 2002 except for the following differences:

STATEMENT OF INCOME

| | Audit differences over (under) |
|---|---|
| Revenues - Gains on firm securities investment accounts | $(10,060) |
| Expenses - Salaries and other compensation for stockholder officer's and other employees compensation and benefits | 45,000 |
| Expenses - Other expenses | (34,940) |
| Net difference | $ -0- |

A.R. SCHMEIDLER & CO., INC.

INFORMATION RELATING TO THE POSSESSION OR

CONTROL REQUIREMENTS UNDER SEC RULE 15C 3-3

DECEMBER 31, 2001

The Company is exempt from rule 15c 3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

| Clearing Firm SEC No. | Name | Product Code |
|---|---|---|
| 8-3018 | Investec Ernst & Company | All |
| 8-35008 | Bear, Stearns & Co., Inc. | All |
| 8-32874 | BNY Clearing Services LLC | All |